

April 30, 2013

Via Email
Paul Fitzgerald
Norton Rose Canada LLP
Suite 3800 Royal Bank Plaza, South Tower
200 Bay Street
Toronto, Ontario M5J2Z4

     Re: Atlas Financial Holdings, Inc.
              Schedule TO-I filed April 12, 2013
              SEC File No. 5-87093

Dear Mr. Fitzgerald:

     The staff in the Office of Mergers and Acquisitions in the Division of Corporation Finance has conducted a limited review of the filing listed above. The scope of our review is limited to the matters identified below. All defined terms have the same meaning as in your filing, unless otherwise noted.

     Please respond to this letter promptly by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

     After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Schedule TO-I – Item 10. Financial Statements

1. We note the statement under Item 10(b) of Schedule TO-I to the effect that the Atlas Financial Holdings Inc. ("Atlas") does not believe that it is required to provide pro forma information. In your response letter, explain how you determined that disclosure about the pro forma effect of this offer is not material. Specifically address the impact

of the offer on earnings, EPS and book value per share. We may have additional comments after reviewing your response.

2. See our last comment above. If the impact on earnings, EPS and book value per share is quantitatively immaterial, explain whether investors would consider that disclosure material in making a tender decision.

Exhibit (a)(1)(A) – Offer to Purchase

Forward-Looking Information

3. Where you reference the Private Securities Litigation Reform Act of 1995, note that the Act's safe harbor provisions for forward-looking statements do not apply in the context of a tender offer.

Summary Term Sheet

4. Capital Canada values each warrant in the range of $0.83 to $1.00 per warrant, with a suggested mid-point value of $0.92 per warrant. See page 16 of the Capital Canada Warrant Valuation Report included as Exhibit (a)(1)(B). This fact, and the fact that the offer is below fair market value as determined by your financial advisor, should be disclosed in the offer materials, including in the Summary Term Sheet.

5. Summarize the accounting treatment for the offer, or explain why it is not material.

Once I have tendered Warrants in the Offer, can I withdraw my tender?

6. Note that tendering warrant holders have the right to withdraw at any time after the expiration of forty business days from the commencement of the offer, if not yet accepted for payment. See Rule 13e-4(f)(2)(ii). Provide the same disclosure under "Withdrawal Rights" later in the offer materials.

Formal Valuation

7. See our comment above. In the "Summary and Conclusion" section of the Capital Canada Valuation Report (on page 16), the range presented seems to be different than the range of $0.73 and $0.90 range you disclose here. Please revise or advise.

8. See our last comment above. To the extent that the valuation range has been presented incorrectly in the bid circular mailed to security holders, explain how you intend to correct and disseminate revised information.

Purpose and Effect of the Offer

9. Here and where appropriate in the offer materials including the Summary Term Sheet, highlight the fact that the shares underlying the warrants have traded at or above the exercise price of the warrants for each of the last seven months preceding this offer.

Closing Information

Please amend the filing in response to the above comments. We may have further comments upon receipt of your amendment; therefore, please allow adequate time after the filing of the amendment for further staff review.

Furnish a response letter with the amendment and provide any supplemental information requested. You should transmit the letter via EDGAR under the label "CORRESP." In the event that you believe that compliance with our comments is inappropriate, provide a basis for such belief to the staff in the response letter.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company is in possession of all facts relating to its disclosure, it is responsible for the accuracy and adequacy of the disclosures it has made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- Atlas is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing. Please direct any questions about these comments or your filing to me at 202-551-3263.

Sincerely,

/s/ Christina Chalk

Christina Chalk
Senior Special Counsel
Office of Mergers and
Acquisitions